Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD TO ISSUE CDN$200 MILLION OF PREFERRED SHARES

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, August 23, 2012 – Brookfield Asset Management Inc. (TSX:BAM.A, NYSE:BAM, Euronext: BAMA) today announced that it has agreed to issue 8,000,000 Class A Preferred Shares, Series 34 on a bought deal basis to a syndicate of underwriters led by TD Securities Inc., CIBC, RBC Capital Markets and Scotia Capital Inc. for distribution to the public. The Preferred Shares, Series 34 will be issued at a price of CDN$25.00 per share, for aggregate gross proceeds of CDN$200,000,000. Holders of the Preferred Shares, Series 34 will be entitled to receive a cumulative quarterly fixed dividend yielding 4.20% annually for the initial period ending March 31, 2019. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.63%.

Brookfield has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Preferred Shares, Series 34 which, if exercised, would increase the gross offering size to CDN$250,000,000. The Preferred Shares, Series 34 will be offered in all provinces of Canada by way of a supplement to Brookfield Asset Management’s existing short form base shelf prospectus dated June 7, 2011 as amended on June 13, 2012. The Preferred Shares, Series 34 may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield intends to use the net proceeds of the issue of Preferred Shares, Series 34 to redeem its Class A Preference Shares, Series 11 and for general corporate purposes. The offering of Preferred Shares, Series 34 is expected to close on or about September 12, 2012.

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

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Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will” and “intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the use of proceeds of the preferred share issue described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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